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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43369

A3
3/13

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Solomon Securities Company, Limited

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

520 Madison Avenue, 29th Floor
                              (No. and Street)

New York,   NY   10022
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Spindel   212 509-7800
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berenson LLP
                    (Name – *if individual, state last, first, middle name*)

135 West 50th Street,   New York   NY   10020
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2006
THOMSON
FINANCIAL

RECEIVED
FEB 2 8 2006

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Berenson LLP, Certified Public Accountants

OATH OR AFFIRMATION

I, __Howard Spindel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Peter J. Solomon Securities Co., Limited_____, as of __December 31,_____, 20 __05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<center>

_____
Signature

Financial Operations Principal
_____
Title

</center>

_____
Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01G09821038
Qualified in Rockland County
Commission Expires March 30, 20 _16_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Supplementary Report on Internal Accounting Controls Required by Sec Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

TABLE OF CONTENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004



INDEPENDENT AUDITORS' REPORT

Board of Directors
Peter J. Solomon Securities
  Company Limited
New York, NY

We have audited the accompanying statements of financial condition of Peter J. Solomon Securities Company Limited as of December 31, 2005 and 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter J. Solomon Securities Company Limited as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
January 18, 2006

Berenson LLP

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2005	2004
ASSETS		
Cash and cash equivalents	$166,496	$129,036
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued expenses	$ 7,984	$ -
Stockholders' equity:		
Common stock, $.10 par value:		
Class A - 1,000 shares authorized; 100 shares issued and outstanding	10	10
Class B - 1,000 shares authorized; 39 shares issued and outstanding	4	4
Additional paid-in capital	159,078	159,078
Accumulated deficit	(580)	(30,056)
	158,512	129,036
	$166,496	$129,036

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF OPERATIONS

	Years ended December 31,	
	2005	2004
Revenues:		
Fees	$1,800,000	$1,500,000
Interest and dividends	3,033	1,358
	1,803,033	1,501,358
Expenses:		
Professional fees	1,725,978	1,466,900
Administrative fees	33,000	33,000
Filing and registration fees	9,959	11,443
Miscellaneous	20	114
	1,768,957	1,511,457
Income (loss) before provision for income taxes	34,076	(10,099)
Provision for income taxes	4,600	600
Net income (loss)	$ 29,476	$ (10,699)

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Total	Class A common stock	Class B common stock	Additional paid-in capital	Accumulated deficit
December 31, 2003	$139,735	$10	$4	$159,078	$(19,357)
Net loss	(10,699)	-	-	-	(10,699)
December 31, 2004	129,036	10	4	159,078	(30,056)
Net income	29,476	-	-	-	29,476
December 31, 2005	$158,512	$10	$4	$159,078	$ (580)

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ 29,476	$ (10,699)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in assets (increase) decrease:		
Due from related party	-	14,564
Accrued expenses	7,984	(500)
Net cash provided by operating activities	37,460	3,365
Increase in cash and cash equivalents	37,460	3,365
Cash and cash equivalents, beginning of year	129,036	125,671
Cash and cash equivalents, end of year	$166,496	$129,036

The accompanying notes are an integral part of the financial statements.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. Nature of business:

    The Company is located in New York City and is engaged in providing services in connection with financing transactions, including public offerings and private placements of debt and equity securities. The Company is a member of the National Association of Securities Dealers (NASD).

2. Significant accounting policies:

    a. Income taxes:

        The Company, with the consent of its stockholders, has elected to be taxed as an S Corporation under the Internal Revenue Code, which provides that in lieu of federal corporate income taxes the stockholders are taxed individually on the Company's taxable income. Therefore, no provision or liability for federal income taxes is reflected in these financial statements. New York State has a minimum franchise tax on S Corporations. In addition to these state taxes, local taxes have also been included in the financial statements.

    b. Cash and cash equivalents:

        The Company maintains its cash account in a major commercial bank. The Company's cash equivalents consist of money market instruments maintained at a New York Stock Exchange brokerage firm. Though these assets represent a concentration of credit risk, the Company does not have any reason to believe that it will suffer any loss as a result of such concentration.

        The Company considers all short-term investments with an original maturity of three months or less or other investment grade securities whose interest rate resets in less than three months to be cash equivalents.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

2. Significant accounting policies: (Continued)

c. Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions:

a. Professional fees:

Included in professional fees for the years ended December 31, 2005 and 2004 is $1,670,000 and $1,460,000, respectively, charged by a related entity.

b. Administrative fees:

Administrative fees for each of the years ended December 31, 2005 and 2004 are $33,000 charged by this related entity.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2005 and 2004, the Company had net capital of $155,312 and $126,897, respectively, which exceeded requirements by $55,312 and $26,897, respectively.

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

5. Major customers:

For the year ended December 31, 2005, three customers accounted for all of the Company's fees.

For the year ended December 31, 2004, two customers accounted for all of the Company's fees.

6. Supplemental disclosure of cash flow information:

	2005	2004
Cash paid during the year for:		
Income taxes	$4,600	$600

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Stockholders' equity	$158,512
Net capital before haircuts on securities positions	$158,512
Haircuts on money funds and investments	3,200
Net capital	155,312
Minimum net capital requirement – greater of 6-2/3% of aggregate indebtedness or $100,000	100,000
Net capital in excess of requirement	$55,312
Aggregate indebtedness:	
Accrued expenses	$7,984
Total aggregate indebtedness	$7,984
Ratio of aggregate indebtedness to net capital	.05 to 1

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is exempt from rule 15c3-3 under subparagraph (k)(2)(i).

PETER J. SOLOMON SECURITIES
COMPANY LIMITED

RECONCILIATION OF THE AUDITED COMPUTATION OF
NET CAPITAL AND FOCUS REPORT - PART IIA
PURSUANT TO RULE 17a-5

DECEMBER 31, 2005

There is no difference between the audited computation of Net Capital and the corresponding Focus Report - Part IIA.

PETER J. SOLOMON SECURITIES COMPANY LIMITED

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2005

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Peter J. Solomon Securities Company Limited

In planning and performing our audit of the financial statements of Peter J. Solomon Securities Company Limited for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable, in an organization the size of Peter J. Solomon Securities Company Limited to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
January 18, 2006

Berenson LLP